EXHIBIT 99.1

Amryt Reports Record Q3 2020 Results - Raising FY 2020 Revenue Guidance

AMRYT REPORTS RECORD Q3 2020 RESULTS

19% YoY revenue growth in the quarter to $49.3M

Raising full year revenue guidance to $180M - $182M

Both metreleptin and lomitapide driving revenue performance and growth

Strong cash generation with cash of $75.4M at September 30

Positive results reported from EASE pivotal Phase 3 study in Epidermolysis Bullosa

Conference call and webcast today at 0930 EST / 1430 GMT

DUBLIN, Ireland, and Boston MA, November 5, 2020, Amryt (Nasdaq: AMYT, AIM: AMYT), a global, commercial-stage biopharmaceutical company dedicated to developing and commercializing novel therapeutics to treat patients suffering from serious and life-threatening rare diseases, today announces unaudited financial results and provides a business update for the third quarter ended September 30, 2020.

  19% YoY growth in unaudited Q3 revenues to $49.3M (Q3 20191 unaudited combined revenues: $41.4M)
  23% YoY growth in unaudited cumulative YTD revenues to $140.1M (Nine months 20191 unaudited combined revenues: $113.6M)
  7% QoQ revenue growth in Q3 versus Q2 ($46.2M)
  Raising FY 2020 revenue guidance from $170M - $175M to $180M - $182M (20191: $154.1m)
  $3.6M operating loss before finance expense in Q3.  Excluding non-cash items and share based compensation expenses, this resulted in EBITDA3 of $13.5M in Q3 representing 96% QoQ growth
  Strong cash generation during the nine months to September 2020 with $21.1M of cash generated from operating activities YTD and $11.4M during the quarter
  Increase in cash from $67.1M at June 30, 2020 to $75.4M at September 30, 2020
  Amryt announced positive results from EASE pivotal Phase 3 trial in EB. The primary endpoint of the trial was achieved and demonstrated a statistically significant acceleration of target wound healing by day 45 in patients treated with FILSUVEZ®2 vs control gel (p-value = 0.013) representing a 44% increase in target wound closure with FILSUVEZ® vs the control gel.  EASE is the largest ever Phase 3 randomized controlled study conducted in EB.
  The RDEB sub-group was observed to experience a greater benefit when treated with FILSUVEZ® than the overall population (nominal p=0.008) representing a 72% increase in target wound closure with FILSUVEZ® vs the control gel
  Favourable trends were evident among secondary endpoints including change in procedural pain, EBDASI score and BSAP
  FILSUVEZ® had an acceptable safety profile and was well tolerated when compared with control gel
  On July 8, Amryt listed on the Nasdaq Global Select Market (“Nasdaq”)

Joe Wiley, CEO of Amryt Pharma, commented:

“I am very pleased with today’s record results which demonstrate the positive performance and growth that our commercial products are delivering alongside the significant progress we are achieving in our exciting development pipeline of new therapeutic drug candidates. The positive momentum we experienced during the first half of the year has continued through Q3 and I am very pleased with both our revenue growth and positive cash momentum. Furthermore, given the strong performance of the business year to date we are now increasing our revenue guidance for 2020 from $170-$175 million to $180-$182 million.

We are also very pleased with the positive results for FILSUVEZ® from our EASE Phase 3 trial in EB.  EASE is the first ever Phase 3 study to demonstrate positive data in this devastating disease and we look forward to submitting this data to regulatory authorities in both the US and Europe in early 2021.  If approved, we intend to launch FILSUVEZ® in the US in Q4 2021 and in Europe in Q1 2022.

Our two commercial products, metreleptin and lomitapide continue to deliver growth across a host of metrics including revenue and EBITDA growth, cash generation and market expansion.  We have the management team, systems and infrastructure in place to continue to grow our existing commercial products and also to launch FILSUVEZ® if approved next year”.

Q3 and Recent Business Highlights:

  In July, Amryt listed on Nasdaq
  In September, Amryt announced positive top line data from the pivotal EASE Global Phase 3 trial in EB. The primary endpoint was achieved with statistical significance (p-value=0.013) representing a 44% increase in target wound closure with FILSUVEZ® vs the control gel.  EASE is the largest ever Phase 3 study conducted in EB.
  The RDEB sub-group was observed to experience a greater benefit when treated with FILSUVEZ® than the overall population (nominal p-value=0.008) representing a 72% increase in target wound closure with FILSUVEZ® vs the control gel
  In September, the European Medicines Agency (“EMA”) Committee for Orphan Medicinal Products (“COMP”) adopted a positive opinion for orphan designation for the use of AP103 in EB
  In October, Amryt signed a distribution agreement for Lojuxta® (lomitapide) with Swixx BioPharma AG (“Swixx”) across 17 jurisdictions in Central and Eastern Europe.  This follows on from Amryt’s appointment in June 2020 of Swixx as exclusive distributor of Myalepta® (metreleptin) across the CEE territories.

Q3 2020 Financial Highlights:

·$49.3M unaudited Q3 revenues representing a 19% increase on unaudited combined revenues of $41.4M in Q3 20191

·7% QoQ unaudited revenue growth in Q3 versus Q2 ($46.2M)

·31% growth in Myalept® / Myalepta® (metreleptin) revenues to $29.9M in the quarter (Q3 2019: unaudited combined revenues1  $22.9M).  Metreleptin revenues were bolstered by a $6.9M order in LATAM during Q3 2020.  Unlike in other regions, ordering patterns in LATAM can be sporadic in nature and therefore we do not expect this revenue to recur in Q4.

·4% increase in Juxtapid®/Lojuxta® (lomitapide) revenues to $19.1M in the quarter (Q3 2019: unaudited combined revenues1  $18.3M)

·US accounted for 51% of global revenues and EMEA accounted for 28% of global revenues in Q3

1       Unaudited combined revenues for 2019 represent the combined unaudited revenues of the Company assuming the acquisition by Amryt of Aegerion happened on 1 January 2019. It also (i) excludes revenues from sales to end-users in Japan following the out-licencing of Juxtapid to Recordati in February 2019, (ii) excludes up-front payments from Recordati in 2019, and (iii) includes a 22.5% royalty on Japanese sales of Juxtapid from 1 January 2019 as if the Recordati agreement was in place from that date.
2       For the purposes of this announcement, we use the name FILSUVEZ® which has been selected as the brand name for the product but please note, Amryt does not, as yet, have regulatory approval for FILSUVEZ® to treat EB

IFRS and non-GAAP adjusted Q3 results:

US$M	Q3 2019 (unaudited)	Q3 2020 (unaudited)	Q3 2020 Non-cash Items[4]	Q3 2020 Non-GAAP Adjusted
Revenue	8.6	49.3	-	49.3
Gross profit	5.5	22.3	15.1	37.4
R&D	(2.4)	(7.4)	-	(7.4)
SG&A	(6.0)	(16.9)	0.5	(16.4)
Acquisition & severance related costs	(8.7)	(0.1)	-	(0.1)
Share based compensation expenses	(0.1)	(1.5)	1.5	-
Operating (loss) / profit before finance expense	(11.7)	(3.6)	17.1	13.5[3]

The Q3 operating loss of $3.6M includes the impact of non-cash items including amortisation, depreciation and the impact of share-based compensation expenses.  Adjusting for these non-cash items, the Company delivered $13.5M of EBITDA3 for the quarter.  R&D expenses increased to $7.4M in Q3 (Q2: $6.2M).  SG&A expenses decreased  in Q3 to $16.9M (Q2: $21.6M).

3       EBITDA is earnings before interest, tax, depreciation, amortisation and share based compensation expenses. To supplement Amryt's financial results presented in accordance with IFRS generally accepted accounting principles, the Company uses EBITDA as a key measure of company performance as the Company believes that this measure is most reflective of the operational profitability or loss of the Company and provides management and investors with useful supplementary information which can enhance their ability to evaluate the operating performance of the business.  EBITDA, as measured by the Company, is not meant to be considered in isolation or as a substitute to operating profit / loss attributable to Amryt and should be read in conjunction with the Company's condensed consolidated financial statements prepared in accordance with IFRS.

4       Non-cash items include amortisation of the acquired metreleptin and lomitapide intangible assets ($10.0M), amortisation of the inventory fair value step-up that was acquired at the acquisition date ($5.1M), depreciation ($0.5M) and share based compensation expenses ($1.5M).

Financial Position:

Cash generated from operating activities in Q3 was $11.4M. During the quarter, the Company paid $1.5M in net finance payments, $4.2M in residual payments related to legacy fines levied on Aegerion and $0.4M in capital expenditure.  The legacy fines will be fully discharged by the end of Q1 2021. At September 30, 2020, the Company had cash of $75.4M (unaudited), compared to cash at June 30, 2020 of $67.1M (unaudited).

Raising FY 2020 Financial Guidance:

Revenues for the FY 2020 are expected to be in the range of $180M-$182M compared to prior guidance of $170M -$175M.

Webcast and Conference Call:

Management will host a webcast for analysts and investors today at 0930 EST / 1430 GMT.

Webcast Player URL: https://edge.media-server.com/mmc/p/dor9m4ay

Telephone Dial in details:

Standard International Number	+44 (0) 203 009 5709
United States	+1 646 787 1226
United Kingdom (Local)	+44 (0) 844 493 6766
Ireland	+ 353 (1) 506 0626

Confirmation Code	2865629

A playback facility will be available from November 5, 2020 at 1930 GMT – November 12, 2020 at 1930 GMT.  Access details as follows: Confirmation Code: 2865629 ; US: +1 917 677 7532 ; UK/International: +44 (0) 3333 00 9785 ; Ireland: +353 (1) 553 8777.

Enquiries:

Amryt Pharma plc	+353 (1) 518 0200
Joe Wiley, CEO Rory Nealon, CFO/COO
LifeSci Advisors, LLC	+1 (212) 915 2564
Tim McCarthy
Consilium Strategic Communications	+44 (0) 20 3709 5700
Amber Fennell, Matthew Neal, Ashley Tapp

About Amryt

Amryt is a biopharmaceutical company focused on developing and delivering innovative new treatments to help improve the lives of patients with rare and orphan diseases. Amryt comprises a strong and growing portfolio of commercial and development assets.

Amryt’s commercial business comprises two orphan disease products.

Amryt's lead development candidate, FILSUVEZ® is a potential treatment for the cutaneous manifestations of EB, a rare and distressing genetic skin disorder affecting young children and adults for which there is currently no approved treatment.  In September and October 2020, Amryt reported positive results from its pivotal global phase 3 trial of FILSUVEZ® in EB.  FILSUVEZ® has been granted Rare Pediatric Disease Designation and has also received a Fast Track Designation from the U.S. Food and Drug Administration.

Myalept® / Myalepta® (metreleptin) is approved in the US (under the trade name Myalept®) as an adjunct to diet as replacement therapy to treat the complications of leptin deficiency in patients with congenital or acquired generalized lipodystrophy (GL) and in the EU (under the trade name Myalepta®) for the treatment of leptin deficiency in patients with congenital or acquired GL in adults and children two years of age and above and familial or acquired partial lipodystrophy (PL) in adults and children 12 years of age and above for whom standard treatments have failed to achieve adequate metabolic control. Metreleptin is also approved for lipodystrophy in Japan. Generalised and partial lipodystrophy are rare disorders characterised by loss or lack of adipose tissue resulting in the deficiency of the hormone leptin, produced by fat cells and are associated with severe metabolic abnormalities including severe insulin resistance, diabetes, hypertriglyceridemia and fatty liver disease.

Juxtapid®/ Lojuxta® (lomitapide) is approved as an adjunct to a low-fat diet and other lipid-lowering medicinal products for adults with the rare cholesterol disorder, Homozygous Familial Hypercholesterolaemia ("HoFH") in the US, Canada, Columbia, Argentina and Japan (under the trade name Juxtapid®) and in the EU (under the trade name Lojuxta®). HoFH is a rare genetic disorder which impairs the body's ability to remove low density lipoprotein ("LDL") cholesterol ("bad" cholesterol) from the blood, typically leading to abnormally high blood LDL cholesterol levels in the body from before birth - often ten times more than people without HoFH - and subsequent aggressive and premature cardiovascular disease.

In March 2018, Amryt in-licenced a pre-clinical gene-therapy platform technology, AP103, which offers a potential treatment for patients with Recessive Dystrophic Epidermolysis Bullosa, a subset of EB, and is also potentially relevant to other genetic disorders.  For more information on Amryt, including products, please visit www.amrytpharma.com.

This announcement contains inside information for the purposes of article 7 of the Market Abuse Regulation (EU) 596/2014.  The person making this notification on behalf of Amryt is Rory Nealon, CFO/COO and Company Secretary.

Financial Advisors

Shore Capital (Edward Mansfield, Daniel Bush, John More) are NOMAD and Joint Broker to Amryt in the UK. Stifel (Ben Maddison) are Joint Broker to the company in the UK.  Davy (John Frain, Daragh O’Reilly) act as Joint Broker to the company.

Forward-Looking Statements

Statements in this announcement with respect to Amryt's business, strategies, timing for completion of and announcing results from the EASE trial, the potential impact of closing enrollment in the EASE trial, as well as other statements that are not historical facts are forward-looking statements involving risks and uncertainties which could cause the actual results to differ materially from such statements. Statements containing the words "expect", "anticipate", "intends", "plan", "estimate", "aim", "forecast", "project" and similar expressions (or their negative) identify certain of these forward-looking statements. The forward-looking statements in this announcement are based on numerous assumptions and Amryt's present and future business strategies and the environment in which Amryt expects to operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These statements are not guarantees of future performance or the ability to identify and consummate investments. Many of these risks and uncertainties relate to factors that are beyond each of Amryt's ability to control or estimate precisely, such as future market conditions, the course of the COVID-19 pandemic, currency fluctuations, the behaviour of other market participants, the outcome of clinical trials, the actions of regulators and other factors such as Amryt's ability to obtain financing, changes in the political, social and regulatory framework in which Amryt operates or in economic, technological or consumer trends or conditions. Past performance should not be taken as an indication or guarantee of future results, and no representation or warranty, express or implied, is made regarding future performance. No person is under any obligation to update or keep current the information contained in this announcement or to provide the recipient of it with access to any additional relevant information that may arise in connection with it. Such forward-looking statements reflect the Company’s current beliefs and assumptions and are based on information currently available to management.

Amryt Pharma plc Condensed Consolidated Statement of Comprehensive Loss
		Three Months Ended September 30,		Nine Months Ended September 30,
		2020 (unaudited)	2019 (unaudited)	2020 (unaudited)	2019 (unaudited)
	Note	US$’000		US$’000
Revenue	3	49,326	8,637	140,085	17,828
Cost of sales		(27,057)	(3,127)	(89,148)	(6,831)
Gross profit		22,269	5,510	50,937	10,997
Research and development expenses		(7,350)	(2,414)	(22,481)	(7,632)
Selling, general and administrative expenses		(16,889)	(5,999)	(56,883)	(15,946)
Acquisition and severance related costs		(105)	(8,743)	(1,005)	(11,362)
Share based payment expenses	4	(1,533)	(97)	(3,136)	(319)
Operating loss before finance expense		(3,608)	(11,743)	(32,568)	(24,262)
Non-cash change in fair value of contingent consideration	5	(2,126)	(1,448)	(8,150)	(5,299)
Non-cash contingent value rights finance expense	5	(1,557)	—	(4,498)	—
Net finance expense - other		(1,359)	(2,291)	(15,492)	(3,623)
Loss on ordinary activities before taxation		(8,650)	(15,482)	(60,708)	(33,184)
Tax (charge)/credit on loss on ordinary activities		(1,821)	(77)	3,171	(93)
Loss for the period attributable to the equity holders of the Company		(10,471)	(15,559)	(57,537)	(33,277)
Exchange translation differences which may be reclassified through profit or loss		(1,921)	59	(2,850)	59
Total other comprehensive loss		(1,921)	59	(2,850)	59
Total comprehensive loss for the period attributable to the equity holders of the Company		(12,392)	(15,500)	(60,387)	(33,218)

Loss per share
Loss per share - basic and diluted, attributable to ordinary equity holders of the parent (US$)	6	(0.07)	(0.28)	(0.37)	(0.69)

Amryt Pharma plc Condensed Consolidated Statement of Financial Position
		As at,
		September 30, 2020 (unaudited)	December 31, 2019 restated (see note 15)
	Note	US$’000

Assets
Non-current assets
Goodwill	7	24,086	24,086
Intangible assets	7	312,704	342,327
Property, plant and equipment		6,859	3,036
Other non-current assets		1,277	1,873
Total non-current assets		344,926	371,322
Current assets
Trade and other receivables	8	42,195	35,500
Inventories		44,932	58,000
Cash and cash equivalents, including restricted cash	9	75,382	67,229
Total current assets		162,509	160,729
Total assets		507,435	532,051

Equity and liabilities
Equity attributable to owners of the parent
Share capital	10	12,548	11,918
Share premium	10	16,553	2,422
Other reserves		234,099	248,630
Accumulated deficit		(188,618)	(131,137)
Total equity		74,582	131,833
Non-current liabilities
Contingent consideration and contingent value rights	5	117,791	102,461
Deferred tax liability		9,649	12,102
Long term loan	11	85,835	81,610
Convertible notes	12	99,986	96,856
Provisions and other liabilities	13	4,657	4,963
Total non-current liabilities		317,918	297,992
Current liabilities
Trade and other payables		100,226	78,351
Provisions and other liabilities	13	14,709	23,875
Total current liabilities		114,935	102,226
Total liabilities		432,853	400,218
Total equity and liabilities		507,435	532,051

Amryt Pharma plc Condensed Consolidated Statement of Cash Flows
		Nine Months Ended September 30,
		2020 (unaudited)	2019 (unaudited)
	Note	US$’000
Cash flows from operating activities
Loss on ordinary activities after taxation		(57,537)	(33,277)
Net finance expense - other		15,492	3,623
Depreciation and amortization		33,313	447
Amortization of inventory fair value step-up		21,015	—
Share based payment expenses	4	3,136	319
Non-cash change in fair value of contingent consideration	5	8,150	5,299
Non-cash contingent value rights finance expense	5	4,498	—
Deferred taxation credit		(2,452)	—
Movements in working capital and other adjustments:
Change in trade and other receivables	8	(6,695)	(1,575)
Change in trade and other payables		21,875	3,951
Change in provision and other liabilities	13	(12,328)	—
Change in inventories		(7,948)	(1,078)
Change in non-current assets		596	72
Net cash flow from (used in) operating activities		21,115	(22,219)

Cash flow from investing activities
Net cash received on acquisition of subsidiary		—	24,985
Payments for property, plant and equipment		(147)	(465)
Payments for intangible assets		(298)	—
Deposit interest received		86	2
Net cash flow (used in) from investing activities		(359)	24,522

Cash flow from financing activities
Proceeds from issue of equity instruments		—	45,162
Proceeds from long term debt borrowings net of debt issue costs		—	27,551
Repayment of long term debt		—	(21,990)
Payment of leases		(846)	(239)
Interest paid		(6,190)	(2,019)
Net cash flow (used in) from financing activities		(7,036)	48,465

Exchange and other movements		(5,567)	(354)
Net change in cash and cash equivalents		8,153	50,414
Cash and cash equivalents at beginning of the period		67,229	11,226
Restricted cash at end of the period		792	16,051
Cash at bank available on demand at end of the period		74,590	45,589
Total cash and cash equivalents at end of the period		75,382	61,640

Amryt Pharma plc Condensed Consolidated Statement of Changes in Equity For the period ended September 30, 2020
		Share capital	Share premium	Warrant reserve	Treasury shares	Share based payment reserve	Merger reserve	Reverse acquisition reserve	Equity component of convertible notes	Other distributable reserves	Currency translation reserve	Accumulated deficit	Total
	Note	US$’000
Balance at January 1, 2020 restated (see note 15)		11,918	2,422	29,523	(7,534)	3,190	42,627	(73,914)	29,210	217,634	7,894	(131,137)	131,833
Loss for the period		—	—	—	—	—	—	—	—	—	—	(57,537)	(57,537)
Foreign exchange translation reserve		—	—	—	—	—	—	—	—	—	(2,850)	—	(2,850)
Total comprehensive loss for the period		—	—	—	—	—	—	—	—	—	(2,850)	(57,537)	(60,387)
Transactions with owners
Issue of shares in exchange for warrants	10	630	14,131	(14,761)	—	—	—	—	—	—	—	—	—
Share based payment expense	4	—	—	—	—	3,136	—	—	—	—	—	—	3,136
Share based payment expense – lapsed		—	—	—	—	(56)	—	—	—	—	—	56	—
Total transactions with owners		630	14,131	(14,761)	—	3,080	—	—	—	—	—	56	3,136
Balance at September 30, 2020 (unaudited)		12,548	16,553	14,762	(7,534)	6,270	42,627	(73,914)	29,210	217,634	5,044	(188,618)	74,582

Amryt Pharma plc Condensed Consolidated Statement of Changes in Equity For the period ended September 30, 2019
		Share capital	Share premium	Warrant reserve	Treasury shares	Share based payment reserve	Merger reserve	Reverse acquisition reserve	Equity component of convertible notes	Other distributable reserves	Currency translation reserve	Accumulated deficit	Total
	Note	US$’000
Balance at January 1, 2019 (audited)		25,198	68,233	—	—	6,473	42,627	(73,914)	—	—	(51)	(72,263)	(3,697)
Loss for the period		—	—	—	—	—	—	—	—	—	—	(33,277)	(33,277)
Foreign exchange translation reserve		—	—	—	—	—	—	—	—	—	59	—	59
Total comprehensive loss for the period		—	—	—	—	—	—	—	—	—	59	(33,277)	(33,218)
Transactions with owners
Share consolidation	10	(21,262)	21,262	—	—	—	—	—	—	—	—	—	—
Issue of shares in August 2019 equity fund raise	10	533	7,467	—	—	—	—	—	—	—	—	—	8,000
Issue costs associated with August 2019 equity fund raise	10	—	(1,886)	—	—	—	—	—	—	—	—	—	(1,886)
Acquisition of subsidiary without a change of control	10	(495)	(3,726)	—	—	—	—	—	—	(2,969)	7,190	—	—
Issue of shares and warrants in consideration of Aegerion Acquisition	10	5,759	132,392	14,464	—	—	—	—	—	—	—	—	152,615
Issue of shares and warrants in equity fund raise	10	2,059	47,338	10,603	—	—	—	—	—	—	—	—	60,000
Issue costs associated with September 2019 equity fund raise	10	—	(2,575)	(530)	—	—	—	—	—	—	—	—	(3,105)
Issue of convertible notes	12	—	—	—	—	—	—	—	29,210	—	—	—	29,210
Issue of contingent value rights	5	—	—	—	—	—	—	—	—	(47,902)	—	—	(47,902)
Share based payment expense	4	—	—	—	—	319	—	—	—	—	—	—	319
Total transactions with owners		(13,406)	200,272	24,537	—	319	—	—	29,210	(50,871)	7,190	—	197,251
Balance at September 30, 2019 (unaudited)		11,792	268,505	24,537	—	6,792	42,627	(73,914)	29,210	(50,871)	7,198	(105,540)	160,336

1. General information

We are a global, commercial-stage biopharmaceutical company dedicated to commercializing and developing novel therapeutics to treat patients suffering from serious and life-threatening rare diseases.

As used herein, references to ‘‘we,’’ ‘‘us,’’ ‘‘Amryt’’ or the ‘‘Group’’ in these condensed consolidated interim financial statements shall mean Amryt Pharma plc and its global subsidiaries, collectively. References to the ‘‘Company’’ in these condensed consolidated interim financial statements shall mean Amryt Pharma plc.

Amryt Pharma plc is a company incorporated in England and Wales. The Company is listed on Nasdaq (ticker:AMYT) and the AIM market of the London Stock Exchange (ticker: AMYT).

Aegerion Pharmaceuticals, Inc. (‘‘Aegerion’’), a former subsidiary of Novelion Therapeutics Inc. (‘‘Novelion’’), is a rare and orphan disease company with a diversified offering of multiple commercial and development stage assets. The acquisition of Aegerion by Amryt in September 2019 has given Amryt an expanded commercial footprint to market two U.S. and EU approved products, lomitapide (JUXTAPID (U.S.) / LOJUXTA (EU)) and metreleptin (MYALEPT (U.S.) / MYALEPTA (EU)).

On July 10, 2019, the shareholders of the Company approved a resolution to give authority to the Company to undertake a consolidation of the existing ordinary shares in the capital of the Company under which every six existing ordinary shares were consolidated into one ordinary share. The number of shares in issue at September 30, 2019 has been adjusted to reflect this share consolidation on July 10, 2019 for the purposes of the loss per share calculation. The number of share options outstanding at January 1, 2019 and the share options granted and lapsing during the nine months ended September 30, 2019 have been restated to reflect the 2019 share consolidation.

On September 20, 2019, Amryt registered FILSUVEZ® as the trademark name for the Group’s lead development asset, AP101, in the European Union. On February 18, 2020, Amryt also registered this trademark name in the United States and is in the process of registering the FILSUVEZ® trademark in other key jurisdictions.

On July 8, 2020, Amryt listed on the NASDAQ Global Select Market under the symbol AMYT.  The Company has not issued any new securities in connection with this filing.  The Ordinary Shares will continue to trade on the AIM market of the London Stock Exchange.

On August 11, 2020 announced that the Company gave Euronext Dublin (“Euronext”) notice of its intention to cancel the admission of the Company’s Ordinary Shares (‘Ordinary Shares”) to trading on the Euronext Growth Market ("Cancellation"). The last day of trading in Ordinary Shares on the Euronext Growth Market was September 8, 2020. The Cancellation applies only to the Euronext Growth Market and will have no effect on the Company’s American Depositary Shares (“ADSs”) which trade on the NASDAQ Global Select Market under the symbol AMYT or on Amryt’s Ordinary Shares trading on the AIM market of the London Stock Exchange.

2. Accounting policies

Basis of preparation

The condensed consolidated interim financial statements of the Group have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (‘‘IFRS’’) and should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2019. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the Group’s financial position and performance since the last annual financial statements. The accounting policies used in the preparation of the interim financial information are the same as those used in the Group’s audited financial statements for the year ended December 31, 2019 and those which are expected to be used in the financial statements for the year ending December 31, 2020.

Results for the nine-month period ended September 30, 2020 are not necessarily indicative of the results that may be expected for the financial year ending December 31, 2020.

Basis of going concern

Having considered the Group’s current financial position and cash flow projections, the Board of Directors believes that the Group will be able to continue in operational existence for at least the next 12 months from the date of approval of these condensed consolidated interim financial statements and that it is appropriate to continue to prepare the condensed consolidated interim financial statements on a going concern basis.

A key consideration for the impact on going concern is the acquisition of Aegerion, which was completed in September 2019. This acquisition represents a significant step forward for Amryt and has created value for Amryt with immediate effect post-deal close through enhanced scale of the combined Group, which Amryt believes has the potential to drive revenues and deliver operational synergies through a combination of medical, commercial, clinical, development and regulatory infrastructure. Additionally, Amryt completed a US$60,000,000 fundraising as part of the acquisition of Aegerion.

Since a novel strain of coronavirus (SARS-CoV-2) causing a disease referred to as COVID-19 was first reported in December 2019, the disease has spread across the world, including countries in which we have patients and in which we have planned or active clinical trial sites.  The outbreak and government measures taken in response have had a significant impact, both direct and indirect, on all businesses and commerce as supply chains have been disrupted, facilities and production have been suspended and demand for certain goods and services has spiked while demand for other goods and services has fallen.  As COVID-19 continues to spread around the globe, Amryt may experience disruptions that could affect its business, preclinical studies and clinical trials.

Amryt provides therapeutic products to Homozygous Familial Hypercholesterolemia (‘‘HoFH’’) and lipodystrophy patients globally on a recurring basis. Once lomitapide (for the treatment of HoFH) or metreleptin (for the treatment of lipodystrophy) is prescribed by physicians, patients are typically on treatment over a long period of time with repeat prescriptions for each patient. To date the Group has seen minimal impact of the COVID-19 pandemic on the business given the majority of revenues are recurring in nature and the Group has a strong cash position and resources to support the Group’s ability to continue as a going concern.

Basis of consolidation

The condensed consolidated interim financial statements comprise the financial statements of the Group for the nine months ended September 30, 2020. Subsidiaries are entities controlled by the Company. Where the Company has control over an investee, it is classified as a subsidiary. The Company controls an investee if all three of the following elements are present: power over an investee, exposure or rights to variable returns from its involvement with the investee and the ability to use its power to affect those variable returns. Control is reassessed whenever facts and circumstances indicate that there may be a change in any of these elements of control.

Subsidiaries are fully consolidated from the date that control commences until the date that control ceases. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group. Intergroup balances and any unrealized gains or losses, income or expenses arising from intergroup transactions are eliminated in preparing the consolidated financial statements.

Presentation of balances

The condensed consolidated interim financial statements are presented in U.S. dollars (‘‘US$’’) which is the functional currency of the Company and presentation currency of the Group.

The following table discloses the major exchange rates of those currencies other than the functional currency of US$ that are utilized by the Group:

Foreign currency units to 1 US$	€	£	CHF	SEK	NOK	DKK
Average three-month period to September 30, 2019 (unaudited)	0.8898	0.7857	0.9950	9.3993	8.6944	6.6422
Average nine-month period to September 30, 2019 (unaudited)	0.8992	0.8110	0.9855	9.5838	8.8586	6.7109
At September 30, 2019 (unaudited)	0.9140	0.8137	0.9910	9.7939	9.0757	6.8240

Foreign currency units to 1 US$	€	£	CHF	SEK	NOK	DKK
Average period to December 31, 2019 (audited)	0.8932	0.7836	0.9938	9.4533	8.7976	6.6690
At December 31, 2019 (audited)	0.8929	0.7624	0.971	9.3282	8.8046	6.6698

Foreign currency units to 1 US$	€	£	CHF	SEK	NOK	DKK
Average three-month period to September 30, 2020 (unaudited)	0.8905	0.7873	0.9508	9.4111	9.5480	6.6422
Average nine-month period to September 30, 2020 (unaudited)	0.8562	0.7749	0.9203	8.8756	9.1384	6.3740
At September 30, 2020 (unaudited)	0.8543	0.7777	0.9220	9.0060	9.4528	6.3604

(€ = Euro; £ = Pounds Sterling, CHF = Swiss Franc, SEK = Swedish Kroner, NOK = Norwegian Kroner, DKK = Danish Kroner)

Changes in accounting policies and disclosures

In the current year, the Group has applied the amendments to IFRS related to IFRS 3 and the definition of a business. These amendments and interpretations do not have significant impact on the disclosures or the amounts reported in these condensed consolidated interim financial statements.

Critical accounting judgements and key sources of estimation uncertainty

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and amounts reported in the financial statements and accompanying notes. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The significant estimates, assumptions or judgements, applied in the condensed consolidated interim financial statements were the same as those applied in the Group’s audited financial statements for the year ended December 31, 2019 other than for those applied in finalizing the acquisition accounting for the Aegerion acquisition (see Note 5, Business combinations and asset acquisitions).

Principal accounting policies

The condensed consolidated interim financial statements have been prepared in accordance with the accounting policies adopted in the Group’s audited financial statements for the year ended December 31, 2019.

3. Segment information

The Group is a global, commercial-stage biopharmaceutical company dedicated to commercializing and developing novel therapeutics to treat patients suffering from serious and life-threatening rare diseases.

The Group currently operates as one business segment, pharmaceuticals, and is focused on the development and commercialization of two commercial products and two development products. The Group derives its revenues primarily from one source, the pharmaceutical sector with high unmet medical need.

The Group’s Chief Executive Officer, Joseph Wiley, is currently the Group’s chief operating decision maker (‘‘CODM’’). The Group does not operate any separate lines of business or separate business entities with respect to its products. Accordingly, the Group does not accumulate discrete financial information with respect to separate service lines and does not have separate reportable segments.

The following table summarizes total revenues from external customers by product and by geographic region, based on the location of the customer. Revenues represent the revenue from the Group for the three and nine months ended September 30, 2020 and 2019. Revenue in the three and nine months ended September 30, 2020 include revenues from the acquired Aegerion Group and associated products and regions following the acquisition of the Aegerion Group that was completed on September 24, 2019.

	Three months ended September 30, 2020 (unaudited)
	U.S.	EMEA	Other	Total
	US$’000
Metreleptin	15,877	6,423	7,578	29,878
Lomitapide	9,233	7,109	2,771	19,113
Other	—	201	134	335
Total revenue	25,110	13,733	10,483	49,326

	Three months ended September 30, 2019 (unaudited)
	U.S.	EMEA	Other	Total
	US$’000
Metreleptin	1,036	694	35	1,765
Lomitapide	1,319	5,143	243	6,705
Other	—	167	—	167
Total revenue	2,355	6,004	278	8,637

	Nine months ended September 30, 2020 (unaudited)
	U.S.	EMEA	Other	Total
	US$’000
Metreleptin	45,457	26,233	13,014	84,704
Lomitapide	28,047	18,683	7,856	54,586
Other	—	573	222	795
Total revenue	73,504	45,489	21,092	140,085

	Nine months ended September 30, 2019 (unaudited)
	U.S.	EMEA	Other	Total
	US$’000
Metreleptin	1,036	694	35	1,765
Lomitapide	1,319	14,036	243	15,598
Other	—	465	—	465
Total revenue	2,355	15,195	278	17,828

Major Customers

For the three and nine months ended September 30, 2020, one customer accounted for 51% and 52%, respectively, of the Group’s net revenues and accounted for 37% of the Group’s September 30, 2020 accounts receivable balance. For the three and nine months ended September 30, 2019, the Group generated over 51% and 61%, respectively, of its lomitapide revenue in Italy, the Netherlands and Greece. The largest lomitapide customer in the three and nine months ended September 30, 2019 was a distributor in Italy.

4. Share based payments

Share Options and Warrants
On July 10, 2019, the shareholders of the Company approved a resolution to give authority to the Company to undertake a consolidation of the existing ordinary shares in the capital of the Company under which every 6 existing ordinary shares were consolidated into one ordinary share.

Under the terms of the Company’s Employee Share Option Plan, options to purchase 18,753,648 shares were outstanding at September 30, 2020. Under the terms of this plan, options are granted to officers, consultants and employees of the Group at the discretion of the Remuneration Committee. A total of 4,432,000 share options were granted to non-executive directors and employees in the nine-month period ended September 30, 2020. For the year ended December 31, 2019, a total of 11,330,641 share options were granted to directors and employees.

Outstanding warrants at September 30, 2020 consisted of 8,966,520 zero cost warrants (December 31, 2019: 17,196,273) with no expiration date that were issued to Aegerion creditors in connection with the acquisition of Aegerion. The remaining warrants consisting of 345,542 warrants (December 31, 2019: 345,542) were issued in connection with the admission to the AIM in 2016.

The number and weighted average exercise price (in Sterling pence) of share options and warrants per ordinary share is as follows:

	Share Options		Warrants
	Units	Weighted average exercise price (Sterling pence)	Units	Weighted average exercise price (Sterling pence)
Balance at January 1, 2019 (restated for 6:1 share consolidation)	3,250,855	115.20p	3,818,325	144.00p
Granted	11,330,641	117.01p	18,841,378	—
Lapsed	(99,776)	197.66p	(3,472,783)	144.00p
Exercised	—	—	(1,645,105)	—
Outstanding at December 31, 2019 (audited)	14,481,720	116.00p	17,541,815	0.03p
Exercisable at December 31, 2019 (audited)	2,468,310	109.08p	17,541,815	0.03p

Balance at January 1, 2020	14,481,720	116.00p	17,541,815	0.03p
Granted	4,432,000	144.76p	—	—
Lapsed	(87,119)	113.42p	—	—
Exercised	(72,953)	120.72p	(8,229,753)	—
Outstanding at September 30, 2020 (unaudited)	18,753,648	122.79p	9,312,062	0.05p
Exercisable at September 30, 2020 (unaudited)	3,025,547	107.49p	9,312,062	0.05p

Fair value is estimated at the date of grant using the Black-Scholes pricing model, taking into account the terms and conditions attached to the grant. The following are the inputs to the model for the equity instruments granted during the period:

	September 30, 2020 Options Inputs (unaudited)	September 30, 2020 Warrant Inputs (unaudited)	December 31, 2019 Options Inputs (audited)	December 31, 2019 Warrant Inputs (audited)
Days to Expiration	2,555	—	2,555	—
Volatility	33% - 37%	—	27% - 48%	—
Risk free interest rate	0.35% - 0.46%	—	0.38% - 0.83%	—
Share price at grant	123.5p – 178.94p	—	75.84p – 121.5p	—

In the nine months ended September 30, 2020, a total of 4,432,000 share options exercisable at a weighted average price of £1.4476 were granted. The fair value of share options granted in the nine months ended September 30, 2020 was £6,415,586/US$8,230,000. The share options outstanding as at September 30, 2020 have a weighted remaining contractual life of 5.71 years with exercise prices ranging from £0.76 to £1.79.

The 2016 warrants outstanding as at September 30, 2020 have a weighted remaining contractual life of 0.55 years with an exercise price of £1.44.

Restricted Share Units
Under the terms of the Company’s Employee Share Option Plan, restricted share units (“RSUs”) to purchase 1,556,960 shares were outstanding at September 30, 2020. Under the terms of this plan, RSUs are granted to officers, consultants and employees of the Group at the discretion of the Remuneration Committee. A total of 1,556,960 RSUs were granted to employees in the nine-month period ended September 30, 2020. For the year ended December 31, 2019, no RSUs were granted to employees. The fair value of the RSUs is based on the share price at the date of grant, with the expense spread over the vesting period. The fair value of RSUs granted in the nine months ended September 30, 2020 was US$2,742,000 and have a weighted remaining contractual life of 2.86 years. The following table summarises the RSU activity for the period:

	RSUs
	Units	Weighted average fair value (US$)
Balance at January 1, 2020	—	—
Granted	1,556,960	$2.27
Lapsed	—	—
Exercised	—	—
Outstanding at September 30, 2020	1,556,960	$2.27

The total share based payment expense charged to the Consolidated Statement of Comprehensive Loss during the three and nine-month periods are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2020 (unaudited)	2019 (unaudited)	2020 (unaudited)	2019 (unaudited)
	US$’000
Share option expense	1,307	97	2,910	319
RSU expense	226	—	226	—
Total share option expense	1,533	97	3,136	319

5. Business combinations and asset acquisitions

Acquisition of Aegerion Pharmaceuticals (“Aegerion acquisition”)

On May 20, 2019, Amryt entered into a Restructuring Support Agreement (as subsequently amended on June 12, 2019) and Plan Funding Agreement pursuant to which, among other matters, Amryt agreed to the acquisition of Aegerion, a former wholly-owned subsidiary of Novelion. On May 20, 2019, Aegerion and its U.S. subsidiary, Aegerion Pharmaceuticals Holdings, Inc., filed voluntary petitions under Chapter 11 of Title 11 of the U.S. Code in the Bankruptcy Court. On September 24, 2019, Amryt completed the acquisition of Aegerion. Amryt acquired Aegerion upon its emergence from bankruptcy in an exchange for ordinary shares and zero cost warrants in Amryt. Amryt issued 85,092,423 effective shares at US$1.793 per share, which is made up of 77,027,423 ordinary shares and 8,065,000 zero cost warrants, to acquire Aegerion for a value of US$152,615,000.

The acquired goodwill is attributable principally to the profit generating potential of the businesses, the assembled workforce and benefits arising from embedded infrastructure, that are expected to be achieved from integrating the acquired businesses into the Group’s existing business. No amount of goodwill is expected to be deductible for tax purposes.

IFRS 3 Business combinations requires the assignment of fair values to identifiable assets and liabilities acquired to be completed within 12 months of the acquisition date. The initial assignment of fair values was included in the consolidated financial statement for the year ending December 31, 2019 and subsequent consolidated interim financial statements. The Group finalised the fair values of the assets and liabilities of Aegerion in September 2020. The adjustments made in finalising fair values primarily relate to the measurement of intangible assets separately from goodwill, valuation of inventory and associated deferred tax liabilities. The acquired goodwill is attributable principally to the profit generating potential of the businesses, the assembled workforce and benefits arising from embedded infrastructure that are expected to be achieved from integrating the acquired businesses into the Group’s existing business. No amount of goodwill is expected to be deductible for tax purposes.

	As at September 24, 2019
	As previously reported in Dec 31, 2019 financial statements	Adjustments*	Fair value
	US$’000
Assets
Non-current assets
Property, plant and equipment	276	—	276
Right of use assets	924	—	924
Intangible Assets	308,374	(9,000)	299,374
Other assets	2,334	(433)	1,901
Total non-current assets	311,908	(9,433)	302,475

Current assets
Cash and cash equivalents	24,985	—	24,985
Trade and other receivables	23,259	—	23,259
Inventory	45,959	11,482	57,441
Prepaid expenses and other assets	2,469	(881)	1,588
Total current assets	96,672	10,601	107,273
Total assets	408,580	1,168	409,748

Current liabilities
Accounts payable	5,137	(1,186)	3,951
Accrued liabilities	64,088	2,922	67,010
Lease liabilities – current	384	—	384
Provision for legal settlements – current	14,916	257	15,173
Total current liabilities	84,525	1,993	86,518

Non-current liabilities
Lease liabilities - long term	538	—	538
Long term debt	54,469	—	54,469
Convertible notes debt and equity components - long term	125,000	—	125,000
Provision for legal settlements - long term	7,821	—	7,821
Deferred tax liability	14,425	(7,552)	6,873
Total non-current liabilities	202,253	(7,552)	194,701
Total liabilities	286,778	(5,559)	281,219
Total identifiable net assets at fair value	121,802	6,727	128,529
Goodwill arising on acquisition	30,813	(6,727)	24,086
Consideration	152,615	—	152,615

Consideration
Issue of fully paid up ordinary shares and zero cost warrants	152,615	—	152,615
Total consideration	152,615	—	152,615

*Adjustments relate to finalization of fair values following completion of the fair value assignment to identifiable assets and liabilities acquired. See Note 15, Restatement of prior year comparatives, for more details on the adjustments.

Contingent Value Rights

Related to the transaction, Amryt issued Contingent Value Rights (‘‘CVRs’’) pursuant to which up to US$85,000,000 may become payable to Amryt’s shareholders and option holders, who were on the register prior to the completion of the acquisition on September 20, 2019, if certain approval and revenue milestones are met in relation FILSUVEZ®, Amryt’s lead product candidate. If any such milestone is achieved, Amryt may elect to pay the holders of CVRs by the issue of Amryt shares or loan notes. If Amryt elects to issue Loan Notes to holders of CVRs, it will settle such loan notes in cash 120 days after their issue. If none of the milestones are achieved, scheme shareholders and option holders will not receive any additional consideration under the terms of the CVRs. In these circumstances, the value of each CVR would be zero.

The terms of the CVRs are as follows:

  The total CVR payable is up to US$85,000,000
  This is divided into three milestones which are related to the success of FILSUVEZ® (the Group’s lead development asset, currently in Phase 3 clinical trials)
  FDA approval
    US$35,000,000 upon FDA approval
    100% of the amount due if approval is obtained before December 31, 2021, with a sliding scale on a linear basis to zero if before July 1, 2022
  EMA approval
    US$15,000,000 upon EMA approval
    100% of the amount due if approval is obtained before December 31, 2021, with a sliding scale on a linear basis to zero if before July 1, 2022
  Revenue targets
    US$35,000,000 upon FILSUVEZ® revenues exceeding US$75,000,000 in any 12-month period prior to June 30, 2024
  Payment can, at the Board’s discretion, be in the form of either:
  120-day loan notes (effectively cash), or
  Shares valued using the 30 day / 45-day VWAP.

The CVRs were contingent on the successful completion of the acquisition and, accordingly, have been based on fair value as at September 24, 2019. On consolidation, given that CVRs were issued to legacy Amryt shareholders in their capacity as owners of the identified acquirer as opposed to the seller in the transaction, management concluded that the most appropriate classification would be to recognize the CVR as a distribution on consolidation instead of goodwill.

Measurement of CVRs

As at September 30, 2020, the carrying value of the CVRs was US$53,911,000 (December 31, 2019: US$49,413,000). The value of the potential payout was calculated using the probability-weighted expected returns method. Using this method, the potential payment amounts were multiplied by the probability of achievement and discounted to present value. The probability adjusted present values took into account published orphan drug research data and statistics which were adjusted by management to reflect the specific circumstances applicable to the type of product acquired in the Amryt GmbH transaction. Discount rates of 10% and 16.5% (December 31, 2019: 10% and 16.5%), as applicable, were used in the calculation of the present value of the estimated contractual cash flows for the nine months ended September 30, 2020. Management was required to make certain estimates and assumptions in relation to revenue forecasts, timing of revenues and probability of achievement of commercialization of FILSUVEZ®. However, management notes that, due to issues outside their control (i.e. regulatory requirements and the commercial success of the product), the timing of when such revenue targets may occur may change. Such changes may have a material impact on the expected cash flows of the CVRs.

Amryt reviews the expected cash flows on a regular basis as the discount on initial recognition is being unwound as financing expenses in the Consolidated Statement of Comprehensive Loss over the life of the obligation. It is reviewed on a quarterly basis and the appropriate finance charge is booked on a quarterly basis. The Group received positive top-line data from the Phase 3 trial of FILSUVEZ® in Epidermolysis Bullosa (‘‘EB’’) in September, 2020. The Group expects this to be followed by applications for approval from the FDA and the EMA.

The total non-cash finance charge recognized in the Condensed Consolidated Statement of Comprehensive Loss for the three and nine months ended September 30, 2020 is US$1,557,000 and US$4,498,000 , respectively (September 30, 2019: US$nil and US$nil, respectively).

Acquisition of Amryt AG (previously ‘‘Birken’’)

Amryt DAC signed a conditional share purchase agreement to acquire Amryt AG on October 16, 2015 (‘‘Amryt AG SPA’’). The Amryt AG SPA was completed on April 18, 2016 with Amryt DAC acquiring the entire issued share capital of Amryt GmbH. The consideration included contingent consideration comprising milestone payments and sales royalties as follows:

  Milestone payments of:
    €10,000,000 on receipt of first marketing approval by the EMA of Episalvan, paid on the completion date (April 18, 2016);
    Either (i) €5,000,000 once net ex-factory sales of Episalvan have been at least €100,000 or (ii) if no commercial sales are made within 24 months of EMA first marketing approval (being January 14, 2016), €2,000,000 24 months after receipt of such approval, which was paid in January 2018, and €3,000,000 following the first commercial sale;
    €10,000,000 on receipt of marketing approval by the EMA or FDA of a pharmaceutical product containing Betulin as its API for the treatment of EB;
    €10,000,000 once net ex-factory sales/net revenue in any calendar year exceed €50,000,000;
    €15,000,000 once net ex-factory sales/ net revenue in any calendar year exceed €100,000,000;
  Cash consideration of €150,000, due and paid on the completion date (April 18, 2016); and
  Royalties of 9% on sales of Episalvan products for 10 years from first commercial sale;

Fair Value Measurement of Contingent Consideration

As of September 30, 2020, the fair value of the contingent consideration was estimated to be US$63,880,000 (December 31, 2019: US$53,048,000). The fair value of the royalty payments was determined using probability weighted revenue forecasts and the fair value of the milestone payments was determined using probability adjusted present values (see Note 14, Fair value measurement and financial risk management, for fair value hierarchy applied). The probability adjusted present values took into account published orphan drug research data and statistics which were adjusted by management to reflect the specific circumstances applicable to the type of product acquired in the Amryt GmbH transaction. A discount rate of 24.4% (December 31, 2019: 24.4%) was used in the calculation of the fair value of the contingent consideration for the nine months ended September 30, 2020. Management was required to make certain estimates and assumptions in relation to revenue forecasts, timing of revenues and probability of achievement of commercialization of FILSUVEZ®. However, management noted that due to issues outside their control, the timing of when such revenue targets may occur may change. Such changes may have a material impact on the assessment of the fair value of the contingent consideration.

In January 2019, the Group received the results of an unblinded interim efficacy analysis for the Phase 3 trial of FILSUVEZ® in EB. This analysis was conducted by an independent data safety monitoring committee and recommended that the trial should continue with an increase of 48 patients in the study to a total of 230 evaluable patients in order to be able to achieve 80% statistical power. In April 2020, given that the EASE study was already close to full enrollment, the Group announced that it had taken advice from an independent expert and concluded that the statistical impact of further patient recruitment would most likely be negligible.  Amryt therefore decided to close the EASE study to further enrollment. The Group received positive top line results from this trial in September, 2020, and the Group expects this to be followed by applications for approval from the FDA and the EMA. These factors have resulted in a change to the probability weighted revenue forecasts and the probability of the adjusted present values which are used in the calculation of the contingent consideration balance and impact the amount being unwound to the consolidated statement of comprehensive loss.

Amryt reviews the contingent consideration on a regular basis as the probability adjusted fair values are being unwound as financing expenses in the Consolidated Statement of Comprehensive Loss over the life of the obligation. The finance charge is being unwound as a financing expense in the Consolidated Statement of Comprehensive Loss on a quarterly basis.

The total non-cash finance charge recognized in the Consolidated Statement of Comprehensive Loss for the three and nine months ended September 30, 2020 is US$2,126,000 and US$8,150,000, respectively (September 30, 2019: US$1,448,000 and US$5,299,000, respectively).

6. Loss per share - basic and diluted

The weighted average number of shares in the loss per share (‘‘LPS’’) calculation, reflects the weighted average total actual shares of Amryt Pharma plc in issue at September 30, 2020, as adjusted (see below).

Issued share capital - ordinary shares of £0.06 each

	Number of shares	Weighted average shares
September 30, 2020 (unaudited)	162,728,640	155,776,507
September 30, 2019 (unaudited)	157,718,438	48,126,074

The calculation of loss per share is based on the following:

	Three months ended September 30,		Nine months ended September 30,
	2020 (unaudited)	2019 (unaudited)	2020 (unaudited)	2019 (unaudited)
Loss after tax attributable to equity holders of the Company (US$’000)	(10,471)	(15,559)	(57,537)	(33,277)
Weighted average number of ordinary shares in issue	158,303,972	55,683,096	155,776,507	48,126,074
Fully diluted average number of ordinary shares in issue	158,303,972	55,683,096	155,776,507	48,126,074
Basic and diluted loss per share (US$)	(0.07)	(0.28)	(0.37)	(0.69)

The basic and diluted loss per share for the three and nine-month period ended September 30, 2020 of US$0.07 and US$0.37, respectively (September 30, 2019: US$0.28 and US$0.69, respectively) was calculated using the post consolidation number of ordinary shares in issue.

Where a loss has occurred, basic and diluted LPS are the same because the outstanding share options and warrants are anti-dilutive. Accordingly, diluted LPS equals the basic LPS. The share options and warrants outstanding as at September 30, 2020 totalled 28,065,710 (September 30, 2019: 16,444,054) and are potentially dilutive.

7. Intangible assets and goodwill

The following table summarizes the Group’s intangible assets and goodwill:

	Developed technology - metreleptin	Developed technology - lomitapide	In process R&D	Other intangible assets	Total intangible assets	Goodwill
	US$’000
Cost
At January 1, 2019 (audited)	—	—	60,091	258	60,349	—
Additions	—	—	—	74	74	—
Acquired assets as restated (see note 15)	176,000	123,000	—	374	299,374	24,086
Impairment charge	—	—	(4,670)	—	(4,670)	—
Foreign exchange movement	—	—	(1,160)	(5)	(1,165)	—
At December 31, 2019 as restated (see note 15)	176,000	123,000	54,261	701	353,962	24,086
Additions	—	—	—	298	298	—
Disposals	—	—	—	(246)	(246)	—
Foreign exchange movement	—	—	2,456	36	2,492	—
At September 30, 2020 (unaudited)	176,000	123,000	56,717	789	356,506	24,086

Accumulated amortization
At January 1, 2019 (audited)	—	—	—	52	52	—
Amortization charge as restated (see note 15)	7,314	4,143	—	126	11,583	—
Foreign exchange movement	—	—	—	—	—	—
At December 31, 2019 as restated (see note 15)	7,314	4,143	—	178	11,635	—
Amortization charge	20,571	11,653	—	176	32,400	—
Amortization charge on disposals	—	—	—	(246)	(246)
Foreign exchange movement	—	—	—	13	13	—
At September 30, 2020 (unaudited)	27,885	15,796	—	121	43,802	—

Net book value
At December 31, 2019 as restated (see note 15)	168,686	118,857	54,261	523	342,327	24,086
At September 30, 2020 (unaudited)	148,115	107,204	56,717	668	312,704	24,086

Developed technology on commercially marketed products

In connection with the acquisition of Aegerion in September 2019, the Group acquired developed technology, metreleptin and lomitapide. These intangible assets are amortized over their estimated useful lives and the remaining useful lives for metreleptin and lomitapide are approximately 5.4 and 6.9 years, respectively, as of September 30, 2020.

In-process R&D

As a result of the acquisition of Amryt GmbH, in 2016, the Group recognized in-process R&D costs of US$54,268,000 which is related to the Group’s lead development asset, FILSUVEZ®.

Goodwill

During 2019, the Group completed the acquisition of Aegerion. The acquisition resulted in aggregate goodwill of US$24,086,000, as restated.

The Group reviews events or changes in circumstances that may indicate a triggering event for impairment. As of September 30, 2020 the Group didn’t identify any events or changes in circumstances causing any impairment triggers. In applying its judgement in reviewing potential events or changes in circumstances resulting in impairment triggers, amongst other considerations, Management considered the impact of COVID-19 and noted that the Group has seen little impact on the business to date. As such there was no impairment charge recorded during the three and nine months ended September 30, 2020.

8. Trade and other receivables

	As at
	September 30, 2020 (unaudited)	December 31, 2019 restated (see note 15)
	US$’000
Trade receivables	32,403	28,607
Accrued income and other debtors	8,988	5,493
VAT recoverable	804	1,400
Trade and other receivables	42,195	35,500

9. Cash and cash equivalents

	As at
	September 30, 2020 (unaudited)	December 31, 2019 (audited)
	US$’000
Cash at bank available on demand	74,590	65,197
Restricted cash	792	2,032
Total cash and cash equivalents	75,382	67,229

Cash and cash equivalents include cash at bank available on demand and restricted cash.

At September 30, 2020 and December 31, 2019, there was US$792,000 and US$2,032,000 of restricted cash, respectively. The balance at September 30, 2020 includes a deposit on a company credit card facility for an amount of US$151,000. Of the US$2,032,000 held in restricted cash at December 31, 2019, $1,219,000 was in an escrow account, which was set-up in accordance with Aegerion’s bankruptcy plan as approved by the U.S. Bankruptcy Court, and it was fully utilized to pay the costs associated with the bankruptcy process.  Additionally, there was US$641,000 held by a third-party distributor at September 30, 2020 (December 31, 2019: US$813,000).

10. Share capital and reserves

Details of issued ordinary shares with a nominal value of Sterling 6 pence (2019: 1 pence) each are in the table below.

Date	Number of ordinary shares	Total Share Capital US$’000	Total Share Premium US$’000
At September 30, 2020 (unaudited)	167,593,296	12,548	16,553
At December 31, 2019 (audited)	159,363,543	11,918	2,422

The number of ordinary shares issued at September 30, 2020 and December 31, 2019 includes treasury shares of 4,864,656.

Share Capital
Share capital represents the cumulative par value arising upon issue of ordinary shares of Sterling 6 pence each.
The ordinary shares have the right to receive notice of, attend and vote at general meetings and participate in the profits of the Company.

Share Premium
Share premium represents the consideration that has been received in excess of the nominal value on issue of share capital net of issue costs and transfers to distributable reserves.

Warrant reserve
The warrant reserve represents zero cost warrants issued as part of the equity raise on September 24, 2019 net of issue costs apportioned to warrants issued and zero cost additional warrants issued to certain shareholders on November 14, 2019. Each warrant entitles the holder to subscribe for one ordinary share at zero cost. On July 15, 2020 and September 22, 2020, the Company issued 4,000,000 and 4,229,753 ordinary shares in consideration for certain warrants.

Treasury Shares
On November 14, 2019, the Company repurchased a combined 4,864,656 ordinary shares from certain shareholders. In exchange for the ordinary shares, these shareholders were issued an equivalent number of zero cost warrants. These ordinary shares are now held as treasury shares.

Share based payment reserve
Share based payment reserve relates to the charge for share based payments in accordance with IFRS 2.

Merger reserve

The merger reserve was created on the acquisition of Amryt DAC by Amryt Pharma plc in April 2016. Ordinary shares in Amryt Pharma plc were issued to acquire the entire issued share capital of Amryt DAC. Under section 612 of the UK Companies Act 2006, the premium on these shares has been included in a merger reserve.

Reverse acquisition reserve
The reverse acquisition reserve arose during the period ended December 31, 2016 in respect of the reverse acquisition of Amryt Pharma plc by Amryt DAC. Since the shareholders of Amryt DAC became the majority shareholders of the enlarged Group, the acquisition is accounted for as though there is a continuation of Amryt DAC’s financial statements. The reverse acquisition reserve is created to maintain the equity structure of Amryt Pharma plc in compliance with UK company law.

Equity component of convertible notes
The equity component of convertible notes represents the equity component of the US$125,000,000 convertible debt, that was issued on September 24, 2019, and is measured by determining the residual of the fair value of the instrument less the estimated fair value of the liability component. The equity component is recognized in equity and is not subsequently remeasured.

Other distributable reserves
Other distributable reserves comprise the following:

  Distribution of the share premium amount on November 6, 2019 of US$268,505,000.
  A deemed distribution of US$47,902,000 arising from the issuance of CVRs.
  A deemed distribution of US$2,969,000 arising from the scheme of arrangement in September 2019 whereby Amryt Pharma plc, which was incorporated in July 2019, became a 100% shareholder of Amryt Pharma Holdings Limited (formerly named Amryt Pharma plc) (the ‘‘Acquisition of subsidiary without a change of control’’).

Currency translation reserve
The currency translation reserve arises on the retranslation of non-U.S, dollar denominated foreign subsidiaries.

Accumulated deficit
Accumulated deficit represents losses accumulated in previous periods and the current year.

11. Long term loan

As at
	September 30, 2020 (unaudited)	December 31, 2019 (audited)
	US$’000
Long term loan	86,603	82,456
Unamortized debt issuance costs	(768)	(846)
Long term loan	85,835	81,610

As part of the acquisition of Aegerion on September 24, 2019, Aegerion entered into a new U.S. dollar denominated US$81,021,000 secured term loan debt facility (‘‘Term Loan’’) with various lenders. The Term Loan is made up of a US$54,469,000 loan that was in place prior to the acquisition which was refinanced as part of the acquisition and a US$26,552,000 additional loan that was drawn down on September 24, 2019. The Term Loan has a five-year term from the date of the draw down, September 24, 2019 and matures on September 24, 2024. Under the Term Loan, interest will be payable at the option of the Group at the rate of 11% per annum paid in cash on a quarterly basis or at a rate of 6.5% paid in cash plus 6.5% paid in kind that will be paid when the principal is repaid, which rolls up and is included in the principal balance outstanding, on a quarterly basis. The Term Loan may be prepaid, in whole or in part, by Aegerion at any time subject to payment of an exit fee, which depending on the stage of the loan term, ranges from 5.00% to 0.00% of the principal then outstanding on the Term Loan.

The Term Loan is guaranteed by Amryt and certain subsidiaries of the Group. In connection with the loan agreement, fixed and floating charges have been placed on property and undertakings of Amryt and certain subsidiaries of the Group.

The Term Loan agreement includes affirmative and negative covenants, including prohibitions on the incurrence of additional indebtedness, granting of liens, certain asset dispositions, investments and restricted payments, in each case, subject to certain exceptions set forth in the Loan Agreement. The Term Loan agreement also includes customary events of default for a transaction of this type, and includes (i) a cross-default to the occurrence of any event of default under material indebtedness of Aegerion and certain subsidiaries of the Group and Amryt, including the convertible notes, and (ii) Amryt or any of its subsidiaries being subject to bankruptcy or other insolvency proceedings. Upon the occurrence of an event of default, the lenders may declare all of the outstanding Term Loan and other obligations under the Term Loan agreement to be immediately due and payable and exercise all rights and remedies available to the lenders under the Term Loan agreement and related documentation. There have been no events of default or breaches of the covenants occurring for the nine months ended September 30, 2020 and for year ended December 31, 2019.

12. Convertible notes

	As at
	September 30, 2020 (unaudited)	December 31, 2019 (audited)
	US$’000
Issuance of convertible notes	125,000	125,000
Amount classified as equity	(29,210)	(29,210)
Accreted interest	4,196	1,066
Total convertible notes	99,986	96,856

As part of the acquisition, Aegerion issued convertible notes with an aggregate principal amount of US$125,000,000 to Aegerion creditors.

The convertible notes are senior unsecured obligations and bear interest at a rate of 5.0% per year, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2020. The convertible notes will mature on April 1, 2025, unless earlier repurchased or converted.

The convertible notes are convertible into Amryt’s ordinary shares at a conversion rate of 386.75 ordinary shares per US$1,000 principal amount of the convertible notes. If the holders elect to convert the convertible notes, Aegerion can settle the conversion of the convertible notes through payment or delivery of cash, common shares, or a combination of cash and common shares, at its discretion. As a result of the conversion feature in the convertible notes, the convertible notes were assessed to have both a debt and an equity component. The two components were assessed separately and classified as a financial liability and equity instrument. The financial liability component was measured at fair value based on the discounted cash flows expected over the expected term of the notes using a discount rate based on a market interest rate that a similar debt instrument without a conversion feature would be subject to. Refer to Note 10, Share capital and reserves, for further details on the equity component of the convertible notes.

From September 24, 2019 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert all or any portion of their convertible notes, in multiples of US$1,000 principal amount, at the option of the holder.

The indenture does not contain any financial covenants and does not restrict the Group’s ability to repurchase securities, pay dividends or make restricted payments in the event of a transaction that substantially increases the Group’s level of indebtedness in certain circumstances.

The indenture contains customary terms and covenants and events of default. If an event of default (other than certain events of bankruptcy, insolvency or reorganization involving Aegerion, Amryt and certain subsidiaries of the Group) occurs and is continuing, the trustee by notice to Aegerion, or the holders of at least 25% in principal amount of the outstanding convertible notes by written notice to Aegerion and the trustee, may declare 100% of the principal of and accrued and unpaid interest, if any, on all of the convertible notes to be due and payable. Upon such a declaration of acceleration, such principal and accrued and unpaid interest, if any, will be due and payable immediately. Upon the occurrence of certain events of bankruptcy, insolvency or reorganization involving Aegerion, 100% of the principal and accrued and unpaid interest, if any, on the convertible notes will become due and payable automatically. Notwithstanding the foregoing, the indenture provides that, upon Aegerion’s election, and for up to 180 days, the sole remedy for an event of default relating to certain failures by Aegerion to comply with certain reporting covenants in the indenture consists exclusively of the right to receive additional interest on the convertible notes. There have been no events of default or breaches of the covenants occurring for the nine months ended September 30, 2020 and for year ended December 31, 2019.

13. Provisions and other liabilities

	As at
	September 30, 2020 (unaudited)	December 31, 2019 restated (see note 15)
	US$’000
Non-current liabilities
Provisions and other liabilities	—	3,910
Leases due greater than 1 year	4,657	1,053
	4,657	4,963
Current liabilities
Provisions and other liabilities	13,887	23,304
Leases due less than 1 year	822	571
	14,709	23,875
Total provisions and other liabilities	19,366	28,838

Legal matters

Prior to the acquisition of Aegerion by Amryt, Aegerion entered into settlement agreements with governmental entities including the Department of Justice (‘‘DOJ’’) and the FDA in connection with JUXTAPID investigations. The settlement agreements require Aegerion to pay specified fines and engage in regulatory compliance efforts. The settlements that remain due as a current liability and a non-current liability is US$7,887,000 and US$nil, respectively, as of September 30, 2020 (December 31, 2019: US$15,547,000 and US$3,910,000, respectively).

Other legal matters

The Group recognizes a liability for legal contingencies when it believes that it is both probable that a liability has been incurred and that it can reasonably estimate the amount of the loss. The Group reviews these accruals and adjusts them to reflect ongoing negotiations, settlements, rulings, advice of legal counsel and other relevant information. To the extent new information is obtained and the Group’s views on the probable outcomes of claims, suits, assessments, investigations or legal proceedings change, changes in the Group’s liability accrual would be recorded in the period in which such determination is made. At September 30, 2020 and December 31, 2019, the Group had recognized liabilities of US$6,000,000 and US$7,757,000, respectively, in relation to ongoing legal matters.

14. Fair value measurement and financial risk management

Categories of financial instruments

	As at
	September 30, 2020 (unaudited)	December 31, 2019 restated (see note 15)
	US$’000
Financial assets (all at amortized cost):
Cash and cash equivalents	75,382	67,229
Trade receivables	32,403	28,607
Total financial assets	107,785	95,836

Financial liabilities:
At amortized cost
Trade payables and accrued expenses	99,483	77,556
Lease liabilities	5,479	1,624
Other liabilities	7,887	19,457
Convertible notes	99,986	96,856
Long term loan	85,835	81,610
Contingent value rights	53,911	49,413
At fair value
Contingent consideration	63,880	53,048
Total financial liabilities	416,461	379,564
Net	(308,676)	(283,728)

Financial instruments evaluated at fair value can be classified according to the following valuation hierarchy, which reflects the extent to which the fair value is observable:

·           Level 1: fair value evaluations using prices listed on active markets (not adjusted) of identical assets or liabilities.

·           Level 2: fair value evaluations using input data for the asset or liability that are either directly observable (as prices) or indirectly observable (derived from prices), but which do not constitute listed prices pursuant to Level 1.

·           Level 3: fair value evaluations using input data for the asset or liability that are not based on observable market data (unobservable input data).

The contingent consideration has been valued using Level 3. The contingent consideration comprises:

·Contingent consideration relating to the acquisition of Amryt GmbH (see Note 5, Business combinations and asset acquisitions) that was measured at US$63,880,000 as at September 30, 2020 (December 31, 2019: US$53,048,000). The fair value comprises royalty payments which was determined using probability weighted revenue forecasts and the fair value of the milestones payments which was determined using probability adjusted present values.

Impact of key unobservable input data:
·           An increase of 10% in estimated revenue forecasts would result in an increase to the fair value of US$4,484,000. A decrease would have the opposite effect.

·           A 5% increase in the discount factor used would result in a decrease to the fair value of US$ 10,434,000. A decrease of 5% would result in an increase to the fair value of US$13,935,000.

·           A six-month delay in the launch date for FILSUVEZ® for EB would result in a decrease to the fair value of US$5,783,000.

15. Restatement of prior year comparatives

As described in Note 5, Business combinations and asset acquisitions, the fair values of the assets and liabilities of the Aegerion Group were finalized in September 2020. IFRS 3 requires fair value adjustments to be recorded with effect from the date of acquisition and consequently result in the restatement of previously reported financial results. The impact on the statement of financial position as at December 31, 2019 is shown below:

	As previously reported	Adjustments	Note	As restated
	US$’000
Assets
Non-current assets
Goodwill	30,813	(6,727)	15a	24,086
Intangible assets - net	350,953	(8,626)	15b	342,327
Property, plant and equipment	3,036	—		3,036
Other non-current assets	2,306	(433)	15c	1,873
Total non-current assets	387,108	(15,786)		371,322
Current assets
Trade and other receivables	36,387	(887)	15c	35,500
Inventories	43,623	14,377	15d	58,000
Cash and cash equivalents, including restricted cash	67,229	—		67,229
Total current assets	147,239	13,490		160,729
Total assets	534,347	(2,296)		532,051

Equity and liabilities
Equity attributable to owners of the parent
Share capital	11,918	—		11,918
Share premium	2,422	—		2,422
Other reserves	248,656	(26)		248,630
Accumulated deficit	(133,674)	2,537		(131,137)
Total equity	129,322	2,511		131,833
Non-current liabilities
Contingent consideration and contingent value rights	102,461	—		102,461
Deferred tax liability	18,921	(6,819)	15e	12,102
Long term loan	81,610	—		81,610
Convertible notes	96,856	—		96,856
Provisions and other liabilities	4,963	—		4,963
Total non-current liabilities	304,811	(6,819)		297,992
Current liabilities
Trade and other payables	76,596	1,755	15c	78,351
Provisions and other liabilities	23,618	257	15c	23,875
Total current liabilities	100,214	2,012		102,226
Total liabilities	405,025	(4,807)		400,218
Total equity and liabilities	534,347	(2,296)		532,051

The above adjustments to the statement of financial position relate to the completion of the fair value assignment to identifiable assets and liabilities acquired as part of the Aegerion acquisition, the following adjustments have been reflected in the condensed consolidated financial statements:

  The adjustments to goodwill are a consequence of the fair value adjustments described in more detail below, which primarily relate to the measurement of intangible assets, valuation of inventory and associated deferred tax liabilities.
  The fair value of intangible assets acquired, consisting of developed technology for metreleptin and lomitapide, was adjusted as a consequence of the detailed review and update to the expected future usage of inventory, the valuation of which was a factor in determining the fair value of acquired developed technology. See more detail on the update to the inventory valuation below.
  Accruals, provisions, and prepayments as at the acquisition date were reviewed during the twelve months following the acquisition and the fair values as at the acquisition date were updated based on the results of a review of the conditions that existed at this date.
  Fair value of inventory recognized at the date of acquisition was updated to reflect the results of detailed reviews of both raw material and finished good acquired. This involved a review the expected timing of transition from usage of acquired finished goods to usage of new inventory, including the review of expected timing of manufacture runs and the review of expected inventory usage. Additionally, a review was conducted on the demand and production that would be saleable in the future. The review resulted in a change in the assumptions and estimates regarding the usage of acquired inventory, leading to an increase in the estimated usage of acquired inventory and consequently resulting in an increase in the fair value of acquired inventory.
  Deferred tax was updated to reflect the above changes to the fair value of the inventory and of intangible assets. In addition, deferred tax was updated to reflect the results of a review of the historic tax basis of US intangible assets included in the Aegerion acquisition. This review identified that the tax basis of the asset in question was understated at the time of the acquisition. The closing deferred tax liability as of December 31, 2019 was adjusted for the correct tax basis.

As noted above, IFRS 3 requires fair value adjustments to be recorded as if the accounting for the business combination had been completed at the acquisition date. Consequently, the comparative information for prior periods presented in financial statements were revised, including changes in inventory fair value step-up amortization, intangible amortization and deferred tax effects recognized in completing the acquisition accounting. The impact on the income statement of the fair value adjustments for the year ended December 31, 2019 is shown below:

	Year ended December 31, 2019
	As previously reported	Adjustments*	Note	As restated
	US$’000
Revenue	58,124			58,124
Cost of sales	(42,001)	3,268	15f	(38,733)
Gross profit	16,123	3,268		19,391
Research and development expenses	(15,827)			(15,827)
Selling, general and administrative expenses	(35,498)			(35,498)
Restructuring and acquisition costs	(13,038)			(13,038)
Share based payment expenses	(841)			(841)
Impairment charge	(4,670)			(4,670)
Operating loss before finance expense	(53,751)	3,268		(50,483)
Non-cash change in fair value of contingent consideration	(6,740)			(6,740)
Non-cash contingent value rights finance expense	(1,511)			(1,511)
Net finance expense – other	(4,759)			(4,759)
Loss on ordinary activities before taxation	(66,761)	3,268		(63,493)
Tax credit/(charge) on loss on ordinary activities	1,226	(731)	15g	495
Loss for the year attributable to the equity holders of the Company	(65,535)	2,537		(62,998)
Exchange translation differences which may be reclassified through profit or loss	781	(26)		755
Total other comprehensive profit/(loss)	781	(26)		755
Total comprehensive loss for the year attributable to the equity holders of the Company	(64,754)	2,511		(62,243)

Loss per share
Loss per share - basic and diluted, attributable to ordinary equity holders of the parent (US$)	(0.86)			(0.83)

The above adjustments relate to the impact on the statement of comprehensive loss as result of the fair value adjustments following the completion of the fair value assignment to identifiable assets and liabilities acquired as part of the Aegerion acquisition.

Non-cash adjustments to the statement of comprehensive loss:

  Cost of sales has been adjusted for the impact on the non-cash amortization of inventory fair value step-up and acquired intangibles, for the period from the date of acquisition to the year end, as a result of the update to acquired inventory and intangible fair values following the finalization of acquisition accounting for the Aegerion acquisition. See Note 15b and 15d, above, for further detail on the fair value adjustments to acquired inventory and intangible.
  As a result of a change in the measurement of the deferred tax liability at the acquisition date, there was a non-cash adjustment to the tax charge for the period from the date of acquisition to the year end.

16. Events after the reporting period

COVID-19

Since a novel strain of coronavirus (SARS-CoV-2) causing a disease referred to as COVID-19 was first reported in December 2019, the disease has spread across the world, including countries in which we have patients and in which we have planned or active clinical trial sites.  The outbreak and government measures taken in response have had a significant impact, both direct and indirect, on all businesses and commerce as supply chains have been disrupted, facilities and production have been suspended and demand for certain goods and services has spiked while demand for other goods and services has fallen.  As COVID-19 continues to spread around the globe, Amryt may experience disruptions that could affect its business, preclinical studies and clinical trials.

In response to the spread of COVID-19, Amryt has closed its executive offices with its administrative employees continuing their work outside of our offices and limited the number of staff in Amryt’s manufacturing facility in Germany.  Amryt provides therapeutic products to HoFH and lipodystrophy patients globally on a recurring basis. Once lomitapide (for the treatment of HoFH) or metreleptin (for the treatment of lipodystrophy) is prescribed by physicians, patients are typically on treatment over a long period of time with repeat prescriptions for each patient.

Exercise of share options
On October 1, 2020, the Company announced that the Company has issued 72,953 ordinary shares of £0.06 each (“Ordinary Shares”) from treasury following the exercise of options by a former employee.